AECOM 300 South Grand Avenue, 9th Floor Los Angeles, CA 90071 www.aecom.com	213.593.8000 tel 213.593.8178 fax

June 15, 2021

VIA EDGAR

Ms. Aamira Chaudhry and Mr. Doug Jones

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	AECOM
Form 10-K for Fiscal Year Ended September 30, 2020
Filed November 19, 2020
Form 10-Q for Fiscal Quarter Ended December 31, 2020
Filed February 10, 2021
Form 8-K
Filed February 8, 2021
File No. 0-52423

Dear Ms. Aamira Chaudhry and Mr. Doug Jones:

This letter is in response to the comment letter, dated June 2, 2021, of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filings for AECOM (the “Company” or “AECOM”).  To assist your review, we have retyped the text of the Staff’s comments in bold below.

Form 10-Q for the fiscal period ended December 31, 2020

Consolidated Statements of Cash Flows, page 5

1.	We note your response to prior comment 1. Please explain to us why the sale of your power construction business resulted in a cash outflow by you. We note the cash outflow from the sale of discontinued operations increased to approximately $260 million for the six months ended March 31, 2021 from $90 million for the three months ended December 31, 2020.

AECOM’s Response to Question 1

The Company respectfully advises the Staff that the Company completed the sale of its power construction business to CriticalPoint Capital, LLC during the first quarter of fiscal 2021, and it completed the sale of its civil infrastructure construction business to affiliates of Oroco Capital in the second quarter of fiscal 2021. The increase in payment for sale of discontinued operations, net of cash disposed from the three months ended December 31, 2020 was related to the completion of the sale of our civil infrastructure construction business that closed during the three months ended March 31, 2021. The cash outflow of $260 million reflects the net cash disposed for both transactions representing amounts in the controlled cash accounts of the entities sold in excess of the cash the Company received from the buyers at closing.

The business rationale for the sale of the power construction and civil infrastructure construction businesses was to enhance shareholder value by aligning the Company as a professional services company and divesting certain non-core businesses. The Company commenced a strategic review of its assets and businesses during 2019. During the first quarter of fiscal year 2020, the Company’s Board of Directors approved a plan to dispose of the Company’s self-perform at-risk construction businesses, which included the Company’s civil infrastructure and power construction businesses that were previously part of the Company’s Construction Services segment. Accordingly, during the first quarter of fiscal year 2020 the Company concluded the actual and proposed disposal activities represented a strategic shift that will have a major effect on the Company’s operations and financial results and qualified for presentation as discontinued operations in accordance with FASB Accounting Standards Codification (ASC) 205-20.

AECOM 300 South Grand Avenue, 9th Floor Los Angeles, CA 90071 www.aecom.com	213.593.8000 tel 213.593.8178 fax

During the latter part of fiscal year 2020 and the beginning of fiscal year 2021, and subsequent to the approval by the Company’s Board of Directors, specific events occurred and factors influenced the fair value of the power and civil infrastructure construction businesses. These specific events included losses experienced during fiscal year 2020 and downward revisions to their financial forecast due to macroeconomic and operating environment impacts as a result of the COVID-19 pandemic. The impacts of the COVID-19 pandemic, included but were not limited to, project shutdowns, work site distancing protocols, and delays in client planned capital expenditures due to the lingering global economic uncertainty. These factors had a significant impact on the required working capital to be delivered at the close of the sale of the businesses to ensure the businesses balance sheet could secure a surety bonding program to support the business moving forward.  Prior to the sales transactions, the businesses were able to rely on the balance sheet of the parent company to secure their bonding programs.

The Company’s management evaluated the dispositions based on the proposed sales agreements, compared to options to hold and operate until market conditions improve or wind down scenarios, concluding that sales under the proposed terms was the most appropriate decision due to its alignment with the strategic vision of the Company, the length of time and cost to complete a wind down of the businesses, and to limit exposure to future losses from these non-core businesses while holding them until market condition improved, if ever. Based on this assessment, the Company’s management proposed the sales to the Board of Directors, which approved the sales based on the economic terms that resulted in the cash outflow upon disposition.

Form 8-K Furnished February 8, 2021, page 10

2.	Refer to your response to prior comment 3. It is unclear from your response if you intend to provide a revenue measure or a margin measure. If you intend to provide a revenue measure, you may not deduct costs from a GAAP revenue amount to arrive at a net revenue amount pursuant to Question 100.04 of staff’s “Non-GAAP Financial Measures” Compliance and Disclosure Interpretations. If you intend to provide a margin measure, it appears the comparable GAAP measure to which it should be reconciled pursuant to Item 10(e)(1)(i)(B) of Regulation S-K is “gross profit.” Please clarify your intention and revise your presentation as appropriate. Provide us with a copy of your intended revised presentation.

AECOM’s Response to Question 2

The Company respectfully advises the Staff that the Company intends to provide a revenue measure. The Company’s revenue as presented in accordance with GAAP contains pass-through revenue associated with subcontractors and other direct project costs. The Company believes that due to the variability of pass-through revenue from contract to contract and period to period, its presentation of net service revenue provides meaningful information to its investors by separately presenting revenues earned from its own efforts from revenues that are passed through the Company. The Company proposes the revised presentation to clarify the nature of the adjustment to revenue as presented below and believes its revised presentation of net service revenue is consistent with the guidance pursuant to Question 100.04 of the Staff’s “Non-GAAP Financial Measures” Compliance and Disclosure Interpretations.

AECOM 300 South Grand Avenue, 9th Floor Los Angeles, CA 90071 www.aecom.com	213.593.8000 tel 213.593.8178 fax

Reconciliation of Revenue to Net Service Revenue (NSR)

	Three Months Ended
	December 31,	September 30,	December 31,
	2019	2020	2020
Americas
Revenue	$2,452.0	$2,732.3	$2,557.3
Less: Pass-through revenue	1,546.4	1,803.2	1,694.3
Net service revenue	$905.6	$929.1	$863.0

International
Revenue	$783.1	$831.1	$755.6
Less: Pass-through revenue	149.5	201.4	142.6
Net service revenue	$633.6	$629.7	$613.0

Segment Performance (excludes ACAP)
Revenue	$3,235.1	$3,563.4	$3,312.9
Less: Pass-through revenue	1,695.9	2,004.6	1,836.9
Net service revenue	$1,539.2	$1,558.8	$1,476.0

Consolidated
Revenue	$3,235.6	$3,569.0	$3,313.2
Less: Pass-through revenue	1,695.9	2,004.6	1,836.9
Net service revenue	$1,539.7	$1,564.4	$1,476.3

AECOM 300 South Grand Avenue, 9th Floor Los Angeles, CA 90071 www.aecom.com	213.593.8000 tel 213.593.8178 fax

Closing

Please contact the undersigned at (714) 567-8559 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Gaurav Kapoor
Gaurav Kapoor
Chief Financial Officer

cc:

W. Troy Rudd, Chief Executive Officer, AECOM

David Y. Gan, Chief Legal Officer, AECOM

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